CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Commodity-Linked Notes Linked to the Dow Jones-UBS Industrial Metal Subindex Total ReturnSM, due August 20, 2012	50	$100,000	$5,000,000	$580.50

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement No. 686 (To Prospectus dated April 20, 2009, Series L Prospectus Supplement dated April 21, 2009, and Product Supplement CLN-2 dated December 29, 2009) July 11, 2011	Filed Pursuant to Rule 424(b)(2) Registration No. 333-158663

Commodity-Linked Notes Linked to the Dow Jones-UBS Industrial Metal Subindex Total ReturnSM, due August 20, 2012

Issuer:	Bank of America Corporation

Pricing Date:	July 11, 2011

Issue Date:	July 14, 2011

Stated Maturity Date:	August 20, 2012

Aggregate Principal Amount:	$5,000,000

Underlying Index:	The Dow Jones-UBS Industrial Metals Subindex Total ReturnSM (Bloomberg symbol: “DJUBINTR”)

Starting Value:	391.0189

Ending Value:	The closing level of the Underlying Index on the Valuation Date. If it is determined that the scheduled Valuation Date is not an Index Business Day, or if a Market Disruption Event occurs on the scheduled Valuation Date, the Ending Value will be determined as more fully described beginning on page S-27 of product supplement CLN-2.

Leverage Factor:	3

Investor Fee:	The greater of (a) the fixed percentage of 0.00% and (b) a percentage equal to 0.24% per annum, as described beginning on page S-18 of product supplement CLN-2 under “Description of the Notes—Payment at Maturity.”

Treasury Rate Charge:	Applicable

Interest Rate Basis:	LIBOR

Designated Maturity:	One Month

Interest Reset Dates:	The 20th of each calendar month, commencing on August 20, 2011.

Interest Payment Dates:	Unless the Notes are redeemed on an earlier date, interest will be payable only at maturity.

Spread:	Minus 15 basis points

Initial Optional Redemption Date:	July 14, 2011

Upper Mandatory Redemption Trigger Level:	Not Applicable

Lower Mandatory Redemption Trigger Level:	85% of the Starting Value

NPV Factor:	Not Applicable

Bear Note:	No

Calculation Agent:	Merrill Lynch Commodities, Inc.

Listing:	No listing on any securities exchange.

CUSIP:	06048WGW4

	Per Note	Total
Public Offering Price(1)	$100,000	$5,000,000
Underwriting Discount	$0.00	$0.00

Proceeds, before expenses, to Bank of America Corporation	$100,000	$5,000,000
(1)	Plus accrued interest from July 14, 2011, if settlement occurs after that date.

The Notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The Notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page S-8 of the product supplement, page S-4 of the attached prospectus supplement, and page 8 of the attached prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this tem sheet, the product supplement, the prospectus supplement, or the prospectus. Any representation to the contrary is a criminal offense.

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account. We will deliver the Notes in book-entry form only through The Depository Trust Company on or about July 14, 2011 against payment in immediately available funds.

Bank of America Merrill Lynch

Selling Agent

ADDITIONAL TERMS

Unless otherwise indicated or unless the context requires otherwise, all references in this term sheet to “we,” “us,” “our,” or similar references are to Bank of America Corporation.

Commodity Hedging Disruption Event Redemption

In connection with the issuance of Notes to you, the following section will supersede and replace the section “Description of the Notes—Commodity Hedging Disruption Event Redemption” set forth on pages S-25 and S-26 of product supplement CLN-2, dated December 29, 2009.

If a Commodity Hedging Disruption Event (as defined below) occurs, we will have the right, but not the obligation, to redeem the Notes (in whole, and not in part) by providing written notice of our election to redeem the Notes to the Trustee, as promptly as possible and in no event later than two London business days following the day on which the Commodity Hedging Disruption Event has occurred. The Trustee will give notice of that Commodity Hedging Disruption Event to the holders of the Notes in accordance with the Senior Indenture. Each notice will specify the Early Redemption Amount on the Commodity Redemption Date (as defined below) and include a brief description of the Commodity Hedging Disruption Event. If we redeem the Notes, we will pay the holders of the Notes, for each $1,000 in principal amount, the Early Redemption Amount on the Commodity Redemption Date.

For purposes of calculating the Early Redemption Amount payable on the Commodity Redemption Date, the Funding Amount will be an amount equal to accrued and unpaid interest, if any, to the Commodity Redemption Date, and the Valuation Date on which the Ending Value will be determined will be the second Index Business Day immediately succeeding the date we deliver notice to the Trustee for delivery to holders of the Notes of our election to redeem the Notes; provided that if a Market Disruption Event occurs on that Valuation Date, the Ending Value will be determined according to the Ending Value Market Disruption Calculation. See “—Market Disruption Events.” The Early Redemption Amount will be payable to holders of the Notes on the fifth business day following the Valuation Date (the “Commodity Redemption Date”).

A “Commodity Hedging Disruption Event” will occur if we, after using commercially reasonable efforts, are unable to either (i) acquire, establish, reestablish, substitute, maintain, unwind or dispose of all or any part of any transaction or asset we deem necessary to hedge the risk of performing our commodity-related obligations with respect to the Notes (including, without limitation, any commodity-related payments on the Notes), or (ii) realize, recover or remit the proceeds of any such transaction or asset; where such inability arises or results from the adoption of, or any change in, any law, regulation, rule or order applicable to us or our counterparties, or the promulgation of, or any change in the interpretation by any court, tribunal, or regulatory authority with competent authority or any relevant trading system or exchange facility, of any such applicable law, rule, regulation or order, in each case occurring on or after the pricing date.

Market Disruption Events

The following definition will supersede and replace the definition of “Market Disruption Event” set forth on page S-26 of product supplement CLN-2.

A “Market Disruption Event” means one or more of the following events, as determined by the Calculation Agent:

(1) a material limitation, suspension, or disruption of trading in one or more Underlying Index components which results in a failure by the exchange on which each applicable Underlying Index component is traded to report an exchange published settlement price for such contract on the day on which such event occurs or any succeeding day on which it continues;

(2) the exchange published settlement price for any Underlying Index component is a “limit price,” which means that the exchange published settlement price for such contract for a day has increased or decreased from the previous day’s exchange published settlement price by the maximum amount permitted under applicable exchange rules;

(3) failure by the applicable exchange or other price source to announce or publish the exchange published settlement price for any Underlying Index component; or

(4) a suspension of trading in one or more Underlying Index components, for which the trading does not resume at least 10 minutes prior to the scheduled or rescheduled closing time.

Starting Value Market Disruption Calculation

The following definition will supersede and replace the definition of “Starting Value Market Disruption Calculation” set forth on pages S-26 and S-27 of product supplement CLN-2.

If a Market Disruption Event occurs on the pricing date, the Calculation Agent will establish an initial level for the Underlying Index (the “Initial Underlying Index Value”) and the “Starting Value” for that Underlying Index using the following “Starting Value Market Disruption Calculation”:

(1)	With respect to each commodity or futures contract, the value of which is tracked by the Underlying Index and which is not affected by the Market Disruption Event (an “Unaffected Commodity Component”), both the Initial Underlying Index Value and the Starting Value will be based on the exchange published settlement price of such Unaffected Commodity Component on the pricing date.

(2)	With respect to each commodity or futures contract, the value of which is tracked by the Underlying Index and which is affected by a Market Disruption Event (an “Affected Commodity Component”):

a.	The Calculation Agent will establish the Initial Underlying Index Value on the pricing date based on (i) the above-referenced settlement price of each Unaffected Commodity Component and (ii) the last exchange published settlement price for each Affected Commodity Component on the pricing date.

b.	The Calculation Agent will adjust the Initial Underlying Index Value for purposes of determining the Starting Value based on the exchange published settlement price of each Affected Commodity Component on the first scheduled Index Business Day following the pricing date. In the event that a Market Disruption Event occurs with respect to any Affected Commodity Component on the first scheduled Index Business Day following the pricing date, the Calculation Agent (not later than the close of business in New York, New York on the first scheduled Index Business Day following the pricing date) will estimate the price of such Affected Commodity Component used to determine the Starting Value in a manner that the Calculation Agent considers commercially reasonable under the circumstances.

c.	The final term sheet will set forth the Initial Underlying Index Value, a brief statement of the facts relating to the establishment of the Initial Underlying Index Value (including a description of the relevant Market Disruption Event(s)), and the Starting Value.

(3)	The Calculation Agent will determine the Initial Underlying Index Value by reference to the exchange published settlement prices or other prices determined in clauses (1) and (2) above using the then current method for calculating the Underlying Index. The exchange on which a commodity or futures contract, the value of which is tracked by the Underlying Index, is traded for purposes of the above definition means the exchange used to value such contract for the calculation of the Underlying Index.

THE UNDERLYING INDEX

All disclosures contained in this term sheet regarding the Underlying Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, CME Group Index Services LLC (“CME Indexes”) and UBS Securities LLC (“UBS Securities”). CME Indexes and UBS Securities have no obligation to continue to publish, and may discontinue publication of, the Underlying Index. The consequences of CME Indexes and UBS Securities discontinuing publication of the Underlying Index are discussed in the section of product supplement CLN-2 entitled “Description of the Notes—Discontinuance of an Underlying Index” beginning on page S-28. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Underlying Index or any successor index.

The Underlying Index is a sub-index of the Dow Jones-UBS Commodity Index Total ReturnSM (the “DJUBS”) and reflects the return on a fully-collateralized investment in the Dow Jones-UBS Industrial Metal Subindex Excess ReturnSM (the “DJUBSIN”). The Underlying Index measures the performance of an investment in the industrial metals-related commodity markets over time. The Underlying Index is fully collateralized because it combines the returns of the DJUBSIN with the returns on cash collateral invested in U.S. Treasury Bills. The Underlying Index is a proprietary index that was established on November 15, 2001 by CME Indexes and UBS Securities to provide a liquid and diversified benchmark for industrial metals-related commodities investments. The Underlying Index is currently comprised of futures contracts on four industrial metals-related physical commodities. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The four industrial metals-related commodities that currently comprise the Underlying Index (the “Index Commodities”) are: copper, aluminum, zinc, and nickel. Futures contracts on the DJUBS are currently listed for trading on the New York Mercantile Exchange. The aluminum, zinc, and nickel Index Commodities currently trade on the London Metal Exchange, a non-United States exchange.

The target weights for 2011 for the Index Commodities are as follows:

Index Commodity	Weighting
Copper	42.25%
Aluminum	29.16%
Zinc	15.97%
Nickel	12.61%

The Underlying Index is calculated using the same methodology as the DJUBS but with reference only to the Index Commodities and to their respective weightings within the Underlying Index. The DJUBS is more fully described beginning on page S-31 of product supplement CLN-2 under “The Underlying Indices—Dow Jones-UBS Commodity IndexSM.”

HISTORICAL INFORMATION

The following graph sets forth the daily historical performance of the Underlying Index in the period from January 2006 through June 2011. This historical data on the Underlying Index is not necessarily indicative of the future performance of the Underlying Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Underlying Index during any period set forth below is not an indication that the level of the Underlying Index is more or less likely to increase or decrease at any time over the term of the Notes. On the pricing date, the closing level of the Underlying Index was 391.0189.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to Bank of America Corporation, when the Notes offered by this pricing supplement, the product supplement, the prospectus supplement and the prospectus, have been completed and executed by Bank of America Corporation, and authenticated by the trustee in accordance with the provisions of the Senior Indenture, and delivered against payment therefor as contemplated by this pricing supplement, the product supplement, the prospectus supplement and the prospectus, such Notes will be legal, valid and binding obligations of Bank of America Corporation, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(d) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated April 28, 2011, which has been filed as an exhibit to our current report on form 8-K dated April 28, 2011.

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